EXHIBIT 4.1

DESCRIPTION OF SECURITIES

The following describes our common stock, preferred stock purchase rights, and provisions of our certificate of incorporation, as amended (the “Certificate of Incorporation”), and our amended and restated by-laws (the “By-laws”). This description is only a summary. You should refer to our Certificate of Incorporation and By-laws, which have been filed with the Securities and Exchange Commission.

Description of our Common Stock

General

Our Certificate of Incorporation authorizes us to issue a total of 26,000,000 shares of stock of which 25,500,000 shall be shares of common stock having a par value of $0.10 per share and 500,000 shall be shares of preferred stock having a par value of $1.00 per share. Our common stock is listed on the New York Stock Exchange under the symbol “GHM.”

Voting Rights

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Except as described below or otherwise provided by law, at all meetings of stockholders, all matters are determined by a vote of the holders of a majority of the number of votes eligible to be cast by the holders of the outstanding shares of our common stock present at the meeting and entitled to vote. Directors are elected by a plurality of the votes cast by each class of shares entitled to vote at a meeting of stockholders, present at the meeting and entitled to vote in the election. We maintain a classified board of directors, with approximately one-third of our board being elected in any given year. As described below under “Anti-Takeover Provisions,” certain other actions require a 75% supermajority vote.

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of our common stock are entitled to receive dividends out of legally available funds in such amounts and at such times as our board of directors, in its discretion, deems advisable.

No Preemptive or Similar Rights

The holders of our common stock have no preemptive, conversion or redemption rights. Our common stock is not subject to any sinking fund provisions. Our outstanding shares of common stock are fully paid and non-assessable.

Liquidation Rights

If we are liquidated, dissolved or wound up, the holders of our common stock are entitled to receive a pro rata portion of all of our assets available for distribution to our stockholders after we pay liquidation preferences to holders of any outstanding shares of preferred stock that may then be outstanding.

Preferred Stock

Our board of directors has the authority, without further action by stockholders, to issue up to 500,000 shares of preferred stock in one or more series. The board of directors has the authority to determine the terms of each series of preferred stock, within the limits of our Certificate of Incorporation and the laws of the state of Delaware, including the number of shares in a series, dividend rights, liquidation preferences, terms of redemption, conversion rights and voting rights. We could issue shares of preferred stock with voting and conversion rights that adversely affect the voting power of the holders of our common stock, or that have the effect of delaying or preventing a change in control of our company.

Anti-Takeover Provisions

Our Certificate of Incorporation and our By-laws contain provisions that may have the effect of delaying or preventing a change in control of our company.

Supermajority voting. Seventy-five percent of our outstanding shares entitled to vote are required to approve a merger, consolidation, sale of all or substantially all of our assets and similar transactions if the other party to such transaction owns 5% or more of our shares entitled to vote. In addition, a majority of the shares entitled to vote not owned by such 5% or greater stockholder are also required to approve any such transaction.

Our Certificate of Incorporation contains provisions that make its amendment require the affirmative vote of both 75% of our outstanding shares entitled to vote and a majority of the shares entitled to vote not owned by any person who may hold 50% or more of our shares unless the proposed amendment was previously recommended to our stockholders by an affirmative vote of 75% of our board.

Although our board of directors is permitted to amend our By-laws at any time, our stockholders may only amend our
By-laws upon the affirmative vote of both 75% of our outstanding shares entitled to vote and a majority of the shares entitled to vote not owned by any person who owns 50% or more of our shares.

Under our Certificate of Incorporation, our directors may be removed only for cause upon the affirmative vote of both 75% of our outstanding shares entitled to vote and a majority of the shares entitled to vote not owned by any person who owns 50% or more of our shares.

Preferred Stock. As described above under “Preferred Stock,” our board of directors has the ability to issue preferred stock without stockholder approval.

Advance Notice By-laws. Our By-laws provide that any stockholder who wishes to bring business before an annual meeting of our stockholders or to nominate candidates for election as directors at an annual meeting of our stockholders must deliver advance notice of their proposals to us before the meeting.

Classified Board. Our By-laws provide for a classified board of directors, with only approximately one-third of our board elected each year.

Description of our Preferred Stock Purchase Rights

Pursuant to our Certificate of Incorporation, we may issue preferred stock purchase rights. There are currently no preferred stock purchase rights issued or outstanding.